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Bruce K. Dallas

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

June 28, 2012

Re:	SAIC, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed March 27, 2012
File No. 001-33072

Science Applications International Corp.
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed March 27, 2012
File No. 000-12771

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Kathleen Collins, Accounting Branch Chief

Dear Ms. Collins:

SAIC, Inc. (the “Company”) received the Staff’s comment letter relating to the above referenced Form 10-K on June 22, 2012. The comment letter requests a response within ten business days, or July 9, 2012. The Company respectfully requests a ten business day extension of time to respond to the comment letter, and anticipates submitting its response on or before July 23, 2012.

Respectfully yours,

/s/ Bruce K. Dallas

cc:

Harry M. Jansen Kraemer, Jr., Chair SAIC

            Audit Committee

Mark W. Sopp, Executive Vice President

            and Chief Financial Officer

Vincent A. Maffeo, Executive Vice President

            and General Counsel

John R. Hartley, Senior Vice President and

            Controller

Paul H. Greiner, Senior Vice President and

            Chief Deputy General Counsel